UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for August 24, 2016

Item A.2	CIK Number of registrant: 0000949881

Item A.3	EDGAR Series Identifier: S000026583

Item A.4	Securities Act File Number: 33-96132

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR: Michele R. Teichner, Michele.Teichner@TDAM.com, 646-828-3653

Part B: Default or event of Insolvency of portfolio security issuer

Not Applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support: A non-routine waiver of investment advisory fees in connection with the liquidation of TDAM Institutional Municipal Money Market Fund (the “Fund”).

Item C.2	Person providing support: TDAM USA Inc.

Item C.3	Brief description of relationship between the person providing support and the fund: TDAM USA Inc. is the investment adviser to the Fund.

Item C.4	Date support provided: August 23, 2016

Item C.5	Amount of support: $1,216.00.

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI): Not Applicable

Item C.7	Value of the security supported on date support was initiated (if applicable): Not Applicable

Item C.8	Brief description of reason for support: The non-routine waiver of investment advisory fees was made by TDAM USA Inc. in connection with the liquidation of the Fund in order to offset the Fund’s historical losses previously realized by the Fund. The amount of the waived fees is equal to the difference between the Fund’s net assets and the net asset value of shares outstanding so that shareholder interests are not diluted and all shareholders receive the same value upon the Fund’s liquidation.

Item C.9	Term of support: The investment advisory fee waiver is intended to be a one-time waiver in anticipation of the liquidation of the Fund.

Item C.10	Brief description of any contractual restrictions relating to support: Not applicable.

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable

Part E: Imposition of liquidity fee

Not Applicable

Part F: Suspension of fund redemptions

Not Applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable

Part H: Optional disclosure

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TDAM USA Funds Inc.
(Registrant)

Date	August 24, 2016

/s/ Michele R. Teichner
[Name] Michele R. Teichner [Title] Chief Compliance Officer